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EXHIBIT 21--SUBSIDIARIES OF THE REGISTRANT

     First Financial Bank N.A. is a wholly-owned subsidiary of the Registrant. It is an national banking association. It is an Indiana corporation. The bank conducts its business under the name of First Financial Bank N.A.

     The Morris Plan Company is a wholly-owned subsidiary of the Registrant. It is an Indiana corporation. The company conducts its business under the name of The Morris Plan Company of Terre Haute, Inc.

     Forrest Sherer, Inc., is a wholly-owned subsidiary of the Registrant. It is an Indiana corporation. It is a full-line insurance agency and conducts its business under the name Forrest Sherer, Inc.